November 8, 2006

David J. Obernesser
Chief Financial Officer
CentraCore Properties Trust
11376 Jog Road, Suite 101
Palm Beach Gardens, Florida 33418

Re: CentraCore Properties Trust
Preliminary Proxy Statement on Schedule 14A
Registration No. 1-14031
Filed on October 25, 2006

Dear Mr. Obernesser:

        This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.   Please advise us why you believe that The Geo Group, Inc. is not an affiliate within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that Rule 13e-3 defines an affiliate as a person that directly or indirectly controls or is controlled by the person specified. Control is defined as having "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person...by contract, or otherwise." In this regard, we note that The Geo Group, Inc. was a co-registrant in your initial public offering and that eleven of the thirteen properties owned by you were leased to The Geo Group, Inc. in a series of sale-lease back transactions. Finally, we note the right of first refusal to which The Geo Group, Inc. is entitled to under the master lease. Alternatively, file a Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel